Höganäs

Date/Datum 30 June 2008

Our ref./Unser Zeichen /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

[redacted]

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

dlw 7/16

Encl. Press release – shares and votes

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

RECEIVED
2008 JUL 15 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Announcement of change in the total number of shares and votes in the company

Höganäs AB confirms that the company's share capital per 30 June 2008 amounts to SEK 175,494,660 and the total number of shares amounts to 981,000 shares of series A and 34,117,932 shares of series B. The number of votes in the company amounts to 43,927,932. Höganäs AB holds 298.300 own shares of series B. As Höganäs' redemption procedure was executed on 12 June 2008, there are no longer any outstanding redemption shares in the company.

HÖGANÄS AB (publ)

The Board of Directors

Höganäs, Sweden, 30 June 2008

END